June 27, 2013

Pamela A. Long
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE: Strategic Environmental & Energy Resources, Inc.
Registration Statement on Form 10
Filed May 21, 2013
File No. 001-35941

Request for Withdrawal of Form 10-12B Commission (File No. 001-35941)

Dear Ms. Long,

Pursuant to Rule 477 promulgated under the Securities Act of 1933 the Company hereby applies for the immediate withdrawal of its Registration Statement on Form 10-12B (File No. 001-35941) (the “Registration Statement”) filed with the Securities and Exchange Commission on May 21, 2013.

The Company is withdrawing the Registration Statement because it inadvertently filed this Registration Statement as Form 10-12B and intended to file a Registration Statement as Form 10-12G. The Company intends to immediately file Form 10-12G upon withdrawal of Form 10-12B.

      The Company did not print or distribute any preliminary information statements and no securities were distributed under the Registration statement.

Please do not hesitate the contact me at (303) 880-2880 or mlamirato@seer-corp.com.

Sincerely

/s/ Monty Lamirato
Acting Chief Financial Officer